Henkel

A Brand like a Friend

Henkel KGaA, 40191 Düsseldorf, Deutschland

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


06013258


SEC MAIL PROCESSING
RECEIVED
MAY 9 - 2006
WASH, D.C.
160
SECTION

SUPPL

Datum / Date 02.05.2006
Ihre Nachricht / Your message

Abteilung / Dept. FJC Corporate Matters
Telefon / Phone +49 211 797 8959
Telefax / Fax +49 211 798 2464
E-Mail / E-mail thomas-gerd.kuehn@de.henkel.com

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

PROCESSED
MAY 1 2 2006
THOMSON
FINANCIAL

Ladies and Gentlemen:

Enclosed please find a copy of Henkel KGaA's press release of May 2, 2006, "Henkel successfully concludes acquisition of deodorant brands in the USA".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

Kühn Nicolas

Encl.

dlw 5/10

Postanschrift
Henkel KGaA
40191 Düsseldorf, Deutschland

Firmensitz
Henkelstraße 67
40589 Düsseldorf, Deutschland

Telefon +49 211 797-0
Telefax +49 211 798-40 08

www.henkel.com

Bankverbindungen
Commerzbank AG, Düsseldorf
Konto 1 109 222, BLZ 300 400 00
BIC/SWIFT COBADEDD, IBAN
DE08 3004 0000 0110 9222 00

Deutsche Bank AG, Düsseldorf
Konto 2 272 409, BLZ 300 700 10
BIC/SWIFT DEUTDEDD, IBAN
DE32 3007 0010 0227 2409 00

Dresdner Bank AG, Düsseldorf
Konto 2 114 562, BLZ 300 800 00
BIC/SWIFT DRESDEFF300, IBAN
DE34 3008 0000 0211 4562 00

USt-IdNr. DE 119 429 301

Kommanditgesellschaft auf Aktien
Sitz Düsseldorf

Handelsregister
AG Düsseldorf HRB 4724

Aufsichtsratsvorsitzender
Dipl.-Ing. Albrecht Woeste

Geschäftsführung
Prof. Dr. Ulrich Lehner (Vorsitzender),
Dr. Jochen Krautter
(als persönlich haftende Gesellschafter)
Alois Linder, Kasper Rorsted,
Dr. Friedrich Stara,
Dr. Lothar Steinebach, Hans Van Bylen




RECEIVED
SEC MAIL PROCESSING SECTION
MAY 9 - 2006
WASH, D.C. 160

Press release
May 2, 2006

Cosmetics/Toiletries business further strengthened

Henkel successfully concludes acquisition of deodorant brands in the USA

Düsseldorf, Germany – The transaction signed in February enabling The Dial Corporation, a Henkel company, Scottsdale, AZ, USA to acquire several deodorant brands from The Gillette Company, a subsidiary of P&G, has now been consummated. Among these leading brands, which in 2005 generated sales of around 275 million US dollars, are Right Guard, Soft & Dri and Dry Idea.

"This acquisition will enable us to significantly expand our body care business in North America and will further strengthen our participation in the growth of this segment. The strong brands involved provide a perfect fit with our existing personal cleansing business in the US," explained Hans Van Bylen, Executive Vice President Cosmetics/Toiletries of Henkel KGaA. "The deodorant and antiperspirant market is highly attractive and we are delighted to be able to substantially strengthen our Dial platform with these acquisitions. This transaction will take us to number three in the attractive US American deodorant market."

The brands involved realize around 80 percent of their sales in North America, where Henkel is now number three in the body care market. Another important market is the UK. A smaller proportion is also sold in Latin America and Australia.


Persil
LOCTITE
Schwarzkopf
Ceresit
Dixan
Teroson
Dial
Purex
Liofol
Fa
Pritt

"Henkel – A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. Henkel, a Fortune Global 500 company, operates in three strategic business areas - Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2005, Henkel generated sales of 11,974 million euros. More than 50,000 employees work for Henkel worldwide. People in approximately 125 countries around the world trust in brands and technologies from Henkel.

This document contains forward-looking statements which are based on the current estimates and assumptions made by the corporate management of Henkel KGaA. Forward-looking statements are characterized by the use of words such as expect, intend, plan, predict, assume, believe, estimate, anticipate and similar formulations. Such statements are not to be understood as in any way guaranteeing that those expectations will turn out to be accurate. Future performance and the results actually achieved by Henkel KGaA and its affiliated companies depend on a number of risks and uncertainties and may therefore differ materially from the forward-looking statements. Many of these factors are outside Henkel's control and cannot be accurately estimated in advance, such as the future economic environment and the actions of competitors and others involved in the marketplace. Henkel neither plans nor undertakes to update any forward-looking statements.

Contact:
Ernst Primosch
Tel.: +49 211 797 – 3533
Fax: +49 211 798 – 9208
press@henkel.com

Lars Witteck
Tel.: +49 211 797 – 2606
Fax: +49 211 798 – 9208

Photo material available at
http://press.henkel.com